Exhibit 99

February 12, 2014

Corporate Trust Division

Trustee, BP Prudhoe Bay Royalty Trust

The Bank of New York Mellon Trust Company, N.A.

919 Congress Avenue, Suite 500

Austin, Texas 78701

Attn: Mr. Michael Ulrich, Vice President

Re:	Estimates of Proved Reserves, Future Production Rates, and Future Net Revenues for the BP Prudhoe Bay Royalty Trust As of December 31, 2013

Gentlemen:

This letter report is a summary of investigations performed in accordance with the Miller and Lents, Ltd. (MLL) engagement by you as described in Section 4.8(d) of the Overriding Royalty Conveyance dated February 27, 1989, between BP Exploration (Alaska) Inc. and The Standard Oil Company. The purpose of MLL’s review was to determine that the procedures and methods used by BP Exploration (Alaska) Inc. are effective and in accordance with the definitions contained in the Securities and Exchange Commission Regulation S-X, Rule 4-10(a). The investigations included reviews of the estimates of Proved Reserves and production rate forecasts of oil and condensate made by BP Exploration (Alaska) Inc. attributable to the BP Prudhoe Bay Royalty Trust (Trust) as of December 31, 2013. Additionally, MLL reviewed calculations of the resulting Estimated Future Net Revenues and Present Value of Estimated Future Net Revenues attributable to the BP Prudhoe Bay Royalty Trust. MLL’s review covers 100 percent of reserves and revenues attributable to the BP Prudhoe Bay Royalty Trust.

The estimates and calculations reviewed were summarized in the report prepared by BP Exploration (Alaska) Inc. and transmitted with a cover letter dated February 6, 2014 addressed to Mr. Michael Ulrich of The Bank of New York Mellon Trust Company, N.A. and signed by Mr. Mark Wichman. Reviews were also performed by MLL during this year or in previous years of (1) the procedures for estimating and documenting Proved Reserves, (2) the estimates of in-place reservoir volumes, (3) the estimates of recovery factors and production profiles for the various areas, pay zones, projects, and recovery processes that are included in the estimate of Proved Reserves, (4) the production strategy and procedures for implementing that strategy, (5) the sufficiency of the data available for making estimates of Proved Reserves and production profiles, and (6) pertinent provisions of the Prudhoe Bay Unit Operating Agreement, the Issues

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Resolution Agreement, the Overriding Royalty Conveyance, the Trust Conveyance, the BP Prudhoe Bay Royalty Trust Agreement, and other related documents referenced in the Form F-3 Registration Statement filed with the Securities and Exchange Commission (SEC) on August 7, 1989 by BP Exploration (Alaska) Inc.

Proved Reserves were estimated by BP Exploration (Alaska) Inc. in accordance with the definitions contained in Securities and Exchange Commission Regulation S-X, Rule 4-10(a). Estimated Future Net Revenues and Present Value of Estimated Future Net Revenues are not intended and should not be interpreted to represent fair market values for the estimated reserves.

The Prudhoe Bay (Permo-Triassic) Reservoir is defined in the Prudhoe Bay Unit Operating Agreement. The Prudhoe Bay Unit is an oil and gas unit situated on the North Slope of Alaska. The BP Prudhoe Bay Royalty Trust is entitled to a royalty payment on 16.4246 percent of the first 90,000 barrels of the actual average daily net production of oil and condensate for each calendar quarter from the BP Exploration (Alaska) Inc. working interest as defined in the Overriding Royalty Conveyance. The payment amount depends upon the per barrel Royalty that in turn depends upon the West Texas Intermediate Price, the Chargeable Costs, the Cost Adjustment Factor, and Production Taxes, all of which are defined in the Overriding Royalty Conveyance. Changes to the Production Tax beginning January 1, 2014 were legislated by the State of Alaska; however these changes are subject to repeal by a public referendum to be held in August, 2014. All estimates reported herein assume continuation of the January 1, 2014 tax scheme, as required by SEC guidelines. “Barrel” as used herein means Stock Tank Barrel as defined in the Overriding Royalty Conveyance.

Payments received by the Trust are based exclusively on a percentage of the first 90,000 barrels of the average actual daily net production of crude oil and condensate from the leases subject to the Overriding Royalty Conveyance. There is no relationship between any delivery commitments of BP Exploration (Alaska) and the other owners of the working interests in the Prudhoe Bay Field and the Trust’s entitlement to the prescribed royalty payments. The Trust does not directly or indirectly own any working interests in wells, operations, or acreage.

MLL’s reviews do not constitute independent estimates of the reserves and annual production rate forecasts for the areas, pay zones, projects, and recovery processes examined. MLL relied upon the accuracy and completeness of information provided by BP Exploration (Alaska) Inc. with respect to pertinent ownership interests and various other historical, accounting, engineering, and geological data. MLL employed all methods, procedures, and assumptions considered necessary in utilizing the data provided to prepare this report.

As a result of our cumulative reviews, based on the foregoing, MLL concludes that:

1.	A large body of basic data and detailed analyses are available and were used in making the estimates. In MLL’s judgment, the quantity and quality of currently available data on reservoir boundaries, original fluid contacts, and reservoir rock and fluid properties are

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sufficient to indicate that any future revisions to the estimates of total original in-place volumes should be minor. Furthermore, the data and analyses on recovery factors and future production rates are sufficient to support the Proved Reserves estimates.

2.	Proved Reserves were estimated generally by extrapolation of well-established historical production performance trends and/or were supported by other geologic and engineering studies. Where sufficient performance data did not exist, reserves were estimated by volumetric calculations, simulations, or by analogy to similar producing areas of the field. The methods and procedures employed to accumulate and evaluate the necessary information and to estimate, document, and reconcile reserves, annual production rate forecasts, and future net revenues are effective and appropriate.

3.	Based on MLL’s limited independent tests of the computations of reserves, production flowstreams, and future net revenues, such computations were performed in accordance with the methods and procedures described to us and conform to the relevant SEC definitions.

4.	The estimated net remaining Proved Reserves attributable to the BP Prudhoe Bay Royalty Trust as of December 31, 2013 of 71.546 million barrels of oil and condensate are, in the aggregate, reasonable. Of the 71.546 million barrels of total Proved Reserves, 64.748 million barrels are Proved Developed Reserves, and 6.798 million barrels are Proved Undeveloped Reserves.

5.	The 2013 average West Texas Intermediate Price of $96.78 per barrel, applicable under current SEC regulations, represents the 12-month average of the first-day-of-the-month price for each month within the 12-month period prior to December 31, 2013. Based on this price, other economic parameters as prescribed by the Overriding Royalty Conveyance, and utilizing the specified procedures outlined in Financial Accounting Standards Board Accounting Standards Codification 932, Extractive Activities – Oil and Gas, BP Exploration (Alaska) Inc. calculated that as of December 31, 2013 production of the Proved Reserves will result in Estimated Future Net Revenues of $2,437.2 million and Present Value of Estimated Future Net Revenues of $1,546.1 million to the BP Prudhoe Bay Royalty Trust. These estimates are reasonable.

6.	As a consequence of the natural production decline and the downtime required for ongoing infrastructure and other improvements, BP Exploration (Alaska) Inc.’s net production of oil and condensate from Proved Reserves attributable to the Trust was less than 90,000 barrels per day on an annual average basis in 2013. BP Exploration (Alaska) Inc. expects that its net production of oil and condensate from Proved Reserves attributable to the Trust will be less than 90,000 barrels per day on an average basis for future years. The BP Exploration (Alaska) Inc. projection of its future net production of oil and condensate is reasonable.

7.

Production attributable to the BP Prudhoe Bay Royalty Trust will decline with the BP Exploration (Alaska) Inc. production. However, the per barrel Royalty will not have a positive value if the West Texas Intermediate Price is less than the sum of the per barrel Chargeable Costs and per barrel Production Taxes, appropriately adjusted in accordance

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with the Overriding Royalty Conveyance. Under such circumstances, average daily production attributable to the BP Prudhoe Bay Royalty Trust will have no value and therefore will not contribute to the reserves regardless of BP Exploration (Alaska) Inc.’s net production level.

8.	Based on the SEC-defined 12-month average West Texas Intermediate Price of $96.78 per barrel and Production Taxes and Adjusted Chargeable Costs as prescribed by the Overriding Royalty Conveyance, the projection that royalty payments will continue through the year 2029 is reasonable. For the economic conditions and production forecast as of December 31, 2013 per barrel Royalty will be zero following the year 2029. Therefore, no reserves are currently attributed to the BP Prudhoe Bay Royalty Trust after that date. The cessation of production date forecasted by BP Exploration (Alaska) Inc. exceeds the life of the Prudhoe Bay Royalty Trust.

9.	Even if expected reservoir performance does not change, the estimated reserves, economic life, and future revenues attributable to the BP Prudhoe Bay Royalty Trust may change significantly in the future. This may result from changes in the West Texas Intermediate Price, the Production Tax, or from changes in other prescribed variables utilized in calculations defined by the Overriding Royalty Conveyance.

Estimates of ultimate and remaining reserves and production scheduling depend upon assumptions regarding expansion or implementation of alternative projects or development programs and upon strategies for production optimization. BP Exploration (Alaska) Inc. has continual reservoir management, surveillance, and planning efforts dedicated to (1) gathering new information, (2) improving the accuracy of its reserves and production capacity estimates, (3) recognizing and exploiting new opportunities, (4) anticipating potential problems and taking corrective actions, and (5) identifying, selecting, and implementing optimum recovery program and cost reduction alternatives. Given this significant effort and ever-changing economic conditions, estimates of reserves and production profiles will change periodically.

The current estimate of Proved Reserves includes volumes of Proved Undeveloped reserves that are part of ongoing development activities for which BP Exploration (Alaska) Inc. has a historical track record of completing comparable projects. Approximately 1.74 million barrels of net Proved Undeveloped Reserves attributable to the Trust were converted into Proved Developed Reserves during 2013 as a result of drilling and well treatment activities. Net Proved Undeveloped Reserves attributable to the Trust were reduced by approximately 0.05 million barrels during 2013 as a result of well treatments and reserve revisions. In all cases, the volumes are being progressed as part of an adopted development plan that calls for drilling of wells over an extended period of time given the magnitude of the development. There were no contributions to Proved Undeveloped Reserves from extensions or discoveries during 2013.

Future projects, development programs, or operating strategies different from those assumed in the current estimates may change future estimates and affect recoveries. However, because several complementary and alternative projects are being considered for recovery of the remaining oil in the reservoir, a decision not to implement a currently planned project may allow scope expansion or implementation of another project, thereby increasing the overall likelihood of recovering the reserves.

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Future production rates will be controlled by facilities’ limitations and upsets, well downtime, and the effectiveness of programs to optimize production and costs. Additional drilling, workovers, facilities modifications, new recovery projects, and programs for production enhancement and optimization are expected to mitigate but not eliminate the decline in gross oil and condensate production capacity.

In making its future production rate forecasts, BP Exploration (Alaska) Inc. provided for anticipated downtime and planned facilities upsets. Although allowances for unplanned upsets are also considered in the estimates, the studies do not provide for any impediments to crude oil production as a consequence of major disruptions.

Under current economic conditions, gas from the Alaskan North Slope, except for minor volumes, cannot be marketed commercially. Oil and condensate recoveries are expected to be greater as a result of continued reinjection of produced gas than the recoveries would be if major volumes of produced gas were being sold. No major gas sale is assumed in the current estimates. In the event that major gas sales are initiated, likely to supply a major liquefied natural gas (LNG) project under consideration, ultimate oil and condensate recoveries may be reduced from the current estimates unless recovery projects other than those included in the current estimates are implemented.

Large volumes of natural gas liquids (NGLs) are likely to be produced and marketed in the future whether or not major gas sales become viable. NGL reserves are not included in the estimates cited herein. The BP Prudhoe Bay Royalty Trust is not entitled to royalty payments from production or sales of natural gas, LNG, or NGLs.

The evaluations presented in this report, with the exceptions of those parameters specified by others, reflect MLL’s informed judgments and are subject to the inherent uncertainties associated with interpretation of geological, geophysical, and engineering information. These uncertainties include, but are not limited to the (1) utilization of analogous or indirect data and (2) application of professional judgment. At this time, MLL and BP Exploration (Alaska) Inc. are not aware of any existing or pending federal or state regulations that would materially affect the ability of BP Exploration (Alaska) Inc. to recover the estimated reserves in the Prudhoe Bay Field. Government policies and market conditions different from those reflected in this study or disruption of existing transportation routes or facilities may cause (1) the total quantity of oil or condensate to be recovered, (2) actual production rates, (3) prices received, or (4) operating and capital costs to vary from those reviewed in this report.

Miller and Lents, Ltd. was founded in 1948, offering services and expertise in many phases of the oil and gas industry. The firm is registered with the Texas Board of Professional Engineers. The engineering staff members assigned to the BP Prudhoe Bay Royalty Trust project are all university graduates, with degrees in petroleum engineering and/or advanced degrees in petroleum or chemical engineering. All are licensed professional engineers with over 25 years of diversified experience, including at least 10 years of experience with the BP Prudhoe Bay Royalty Trust.

Miller and Lents, Ltd. is an independent oil and gas consulting firm. No director, officer, or key employee of Miller and Lents, Ltd. has any financial ownership in the BP Prudhoe Bay Royalty Trust, BP Exploration (Alaska) Inc. or its parent or any related companies. Our fee is not contingent upon the results of our work or report, and we have not performed other services for BP Exploration (Alaska) Inc. or the BP

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Prudhoe Bay Royalty Trust that would affect our objectivity. Miller and Lents, Ltd. hereby grants consent for use of this letter, in its entirety, in the BP Prudhoe Bay Royalty Trust’s SEC Form 10-K annual report filing for the fiscal year ended December 31, 2013.

Very truly yours,

WPK/CDR/RJO/eb